1933 Act File No. 333-208597

1940 Act File No. 811-22554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.
X	POST-EFFECTIVE AMENDMENT NO. 6

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
X	AMENDMENT NO. 12

VERTICAL CAPITAL INCOME FUND

Principal Executive Offices

80 Arkay Drive, Suite 110, Hauppauge, NY 11788

1-631-470-2600

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

Copies of information to:

JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, 17th floor Columbus, OH 43215 (614) 469-3265	Richard Malinowski, Esq. Gemini Fund Services, LLC 80 Arkay Drive, Suite 110 Hauppauge, NY 11788 (631) 470-2734

EXPLANATORY NOTE

This Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File Nos. 333-208597 and 811-22554) of Vertical Capital Income Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 6 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 6 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of Parts A and B of the Registration Statement filed with the Securities and Exchange Commission on January 28, 2019, pursuant to Rule 486(b) under the Securities Act, are incorporated by reference herein.

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial highlights of Vertical Capital Income Fund (the "Registrant") for the fiscal period ended September 30, 2018 are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal period ended September 30, 2018, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

a.        (1) Agreement and Declaration of Trust 1

(2) Certificate of Trust 1

b. By-Laws (filed herewith)

c. Voting Trust Agreements: None

d. Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.

e. Dividend reinvestment plan (filed herewith)

f. Rights of subsidiaries long-term debt holders: Not applicable.

g. Investment Advisory Agreement (filed herewith)

h.       (1) Underwriting Agreement 4

(2) Shareholder Servicing Plan 6

(3) Selling Agreement Form 2

(4) Multi-Class Plan 6

(5) Distribution Plan Class C 6

(6) Distribution Plan Class L 6

(7) Loan Agreement 7

i. Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j. Custody Agreement 7.

k.       (1) Fund Services Agreement (Administration, Accounting and Transfer Agency) 2

(2) Compliance Consulting Agreement 6

(3) Expense Limitation Agreement (filed herewith)

(4) Security Servicing Agreement 4

l. (1) Opinion of Counsel 4

(2) Consent of Counsel 7

m. Non-resident Trustee Consent to Service of Process: Not applicable

n. Consent of Independent Registered Public Accounting Firm 7

o. Omitted Financial Statements: None

p. Initial Capital Agreement 2

q. Model Retirement Plan: None

r. (1) Code of Ethics-Fund 2

(2) Code of Ethics-Adviser 5

(3) Code of Ethics-Principal Underwriter/Distributor 7

s. (1) Powers of Attorney 2

(2) Powers of Attorney 4

[1]	Previously filed on May 3, 2011, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[2]	Previously filed on September 30, 2011, as an exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[3]	Previously filed on January 22, 2014, as an exhibit to Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[4]	Previously filed on December 17, 2015, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[5]	Previously filed on March 28, 2017, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[6]	Previously filed on November 13, 2017, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.
[7]	Previously filed on January 28, 2019, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27 . Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29 . Number of Holders of Securities as of January 11, 2019:

Title of Class Class A Shares of Beneficial Ownership.	Number of Record Holders 6,623
Class C Shares of Beneficial Ownership	2

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"), previously filed as Exhibit (a)(2) hereto; Section 8 of the Registrant's Underwriting Agreement, previously filed as Exhibit (h)(1) hereto; and Section 4 of the Fund Services Agreement, previously filed as Exhibit (k)(1) hereto; Section 11 of Security Servicing Agreement, previously filed as Exhibit (k)(4) hereto; and Section 8 of the Compliance Consulting Agreement, filed herewith as Exhibit (k)(2). The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and agreements described above in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's Prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-80540), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Gemini Fund Services, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788. The other required books and records are maintained by the Adviser at 14675 Dallas Parkway, Suite 600, Dallas, Texas 75254.

Item 33 . Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of shares until the Prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the Prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 5th day of November 2019.

VERTICAL CAPITAL INCOME FUND

By: /s/ JoAnn M. Strasser

Name: JoAnn M. Strasser

Title: Attorney-in-Fact*

*Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates.

Name	Title	Date
Robert J. Boulware**	Trustee	**
Mark J. Schlafly**	Trustee	**
T. Neil Bathon**	Trustee	**
/s/ Robert J. Chapman	Trustee, Treasurer and Principal Financial Officer	November 5, 2019
Michael D. Cohen**	President and Principal Executive Officer	**

**By: /s/ JoAnn M. Strasser, November 5, 2019

JoAnn M. Strasser

**Attorney-in-Fact – Pursuant to Powers of Attorney

EXHIBIT INDEX

Description	Exhibit Number
By-Laws	99(b)
Dividend Reinvestment Plan	99(e)
Investment Advisory Agreement	99(g)
Expense Limitation Agreement	99(k)(3)